

November 16, 2012

Via E-mail
Angela K. Shaffer
Vice President and Corporate Secretary
Manulife Financial Corporation
200 Bloor Street East,
North Tower 10
Toronto, Ontario, Canada M4W 1E5

> **Re: Manulife Financial Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 16, 2012**
> **File No. 001-14942**

Dear Ms. Shaffer:

We have reviewed your October 11, 2012 response to our September 13, 2012 letter and have the following comment, which we verbally communicated to a company representative on October 23, 2012 via a phone conversation. In that call, we requested that the company respond within 10 business days (i.e. by November 6) by providing the requested information. We are providing this letter at the company's request and understand that the company will be providing us, in writing, the date it intends to respond to the below comment.

Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 99.1
Financial Statements
Risk Management and Risk Factors
Interest Rate and Spread Risk, page 39

1. Please refer to your response to our comment three. As previously requested, provide us proposed disclosure to be included, in MD&A, in future periodic reports that quantifies the guaranteed minimum interest rates. The qualitative disclosures provided do not provide an investor sufficient information to ascertain the amount of products that are subject to guaranteed minimum interest.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant